LAW OFFICE OF C. RICHARD ROPKA, L.L.C.

C. Richard Ropka, LLM (Tax) †

215 Fries Mill Road

Turnersville, New Jersey  08012

†  Admitted to practice in US Supreme Court,

(856) 374-1744

     US District Court & US Tax Court

(1-866) 272-8505 (Fax)

February 14, 2011

Mr. Vincent J. Di Stefano, Senior Counsel

Security and Exchange Commission

450 5th Street

Washington, DC 20549

Re:

Archer Investment Series Trust - Form 485A

Archer Income Fund & Archer Stock Fund

File Nos. 333-163981 and 811-22356

Dear Mr. Di Stefano:

Kindly accept this letter in response to my telephone conversation with you regarding the newly formed series of the Archer Investment Series Trust, the Archer Income Fund and the Archer Stock Fund. The following comments were made by you regarding the above referenced registrant’s September 14, 2010, November 24, 2010 and December 22, 2010 485A filings.  We would appreciate you immediate attention to these changes in order to meet the February 18, 2011 request for acceleration which is filed on even date.

The following revisions were made pursuant to your comments:

Comment  #1

The name of the Investment Advisor “Archer Investment Corporation” has been removed from the cover page of the Prospectus.

Comment #2

The phrase on behalf of tits series the” has been deleted.

Archer Income Fund – Summary Prospectus

Comment #3

The word “are” has been changed to “is” in the Investment Objective” disclosure.

Comment #4

Reference to “Acquired Fund fees” and the corresponding footnote has been deleted.

Comment #5

Footnotes #1 and #4 of the “Fee Table” has been revised to read:

1 The Fund has adopted a Rule 12b-1 Plan that allows the Fund to pay an annual fee of up to 0.25% to financial institutions that provide distribution and/or shareholder servicing. The Plan will not be activated through

December 31, 2012.

Footnote #3 of the “Fee Table” has been revised to read:

3 The Advisor  contractually has agreed to waive its management fee and/or reimburse certain Fund operating expenses, but only to the extent necessary so that the Fund’s total operating expenses, excluding brokerage fees and commissions, any 12b-1 fees, borrowing costs (such as interest and dividend expenses on securities sold short), taxes, extraordinary expenses and any indirect expenses (such as Fees and Expenses of Acquired Funds), do not exceed 1.20% of the Fund’s average daily net assets. The contractual agreement is in place through December 31, 2012, subject thereafter to annual re-approval of the agreement by the Trust’s Board of Trustees (the “Board of Trustees”).  This operating expense limitation agreement can be terminated only by, or with the consent of, the Board of Trustees.  Each waiver or reimbursement by the advisor is subject to repayment by the Fund within three years after the date the expense was incurred, so long as the reimbursement does not cause the Fund’s operating expenses to exceed the applicable expense cap.

Comment #6

The “Principal Investment Strategies of the Fund” section has been revised similar to disclosure found in the Performance Trust Total Return Bond Fund and the Goalmine Fixed Income Fund to read the following:

Under normal conditions, at least 50% of the Fund’s total assets will be invested in U.S. government obligations, mortgage and asset-backed securities, corporate and municipal bonds, collateralized mortgage obligations (CMOs),  certificates of deposit linked to an index, swaps and other derivatives (including futures, options and credit default swaps) rated BBB or better by either Standard & Poor’s Ratings Group (S&P), Fitch Ratings (Fitch), or Moody’s Investors Service (Moody’s), or other equivalently rated nationally recognized organization (NRSRO).  Further, under normal conditions, up to 20% of the Fund’s total assets will be invested in below investment-grade fixed income securities, commonly referred to as high-yield or “junk” bonds.

The Fund will invest up to 25% of its assets in foreign debt securities denominated in U.S. dollars and foreign currencies.  These include foreign fixed income securities issued by corporations and governments and emerging market fixed income securities issued by corporations and governments.

The Fund will invest up to 10% of its assets in covered call options on the debt securities it owns. The Fund will sell covered call options to obtain market exposure or to manage risk or hedge against adverse market conditions.  The option is “covered” because the Fund owns the stock at the time it sells the option.

The Fund will invest in fixed income securities primarily through exchange-traded funds ("ETFs") and mutual funds (collectively, the "Underlying Funds") that are not affiliated with the Fund or the adviser.  The Fund will invest in ETFs as it may be more efficient than investing in individual fixed income securities to gain exposure to a particular sector or index.  An ETF is typically a registered investment company that seeks to track the performance of a particular market index.  These indices include not only broad-market indices, but more specific indices as well, including those relating to particular sectors, markets, regions, or industries.  An ETF is traded like a stock on a securities exchange and may be purchased and sold throughout the day based on its market price.

The Fund will invest in a broad range of fixed income instruments without benchmark constraints or significant sector/instrument limitations.

Comment #7

The “Principal Risks of Investing in the Fund” section has been revised similar to disclosure found in the Performance Trust Total Return Bond Fund and the Goalmine Fixed Income Fund to read the following:

You may lose money by investing in the Fund. The Fund’s performance could be hurt by:

Issuer Risk.  Securities held by the Fund may decline in value because of changes in the financial condition of or other events affecting, the issuers of these securities.

Asset-Backed Securities Investment Risk. The Fund may run the risk that the impairment of the value of the assets underlying a security in which the Fund invests such as non-payment of loans, will result in a reduction in the value of the security.

Management Risk.  The adviser’s judgments about the attractiveness, value and potential appreciation of a particular asset class or individual security in which the Fund invests may prove to be incorrect and there is no guarantee that the adviser’s or sub-adviser's judgments will produce the desired results.

Interest Rate Risk.  When the Fund invests in bonds or in Underlying Funds that own bonds, the value of your investment in the Fund will fluctuate with changes in interest rates.  Typically, a rise in interest rates causes a decline in the value of bond funds owned by the Fund.  In general, the market price of debt securities with longer maturities will increase or decrease more in response to changes in interest rates than shorter-term securities.

Credit Risk.  A security’s price may decline due to deterioration in the issuer’s financial condition, or the issuer may fail to repay interest and/or principal in a timely manner. The risk is higher for below investment grade bonds.

Call Risk.  During periods of falling interest rates, issuers of callable bonds may repay securities with higher interest rates before maturity.  This could cause the Fund to lose potential price appreciation if it reinvests the proceeds at lower interest rates.

Liquidity Risk.  If the Fund invests in illiquid assets, or if asset become illiquid there may be no willing buyer of the securities and the Fund may have to sell those securities at a lower price or may not be able to sell the securities at all each of which would have a negative effect on performance.

Derivatives Risk.   Risks of derivatives include the possible imperfect correlation between the value of the instruments and the underlying assets; risks of default by the other party to the transaction; risks that the transactions may result in losses that partially or completely offset gains in portfolio positions; and risks that the instruments may not be liquid.

ETF Risk. The Fund will incur higher and duplicative expenses when it invests in Underlying Funds. There is also the risk that the Fund may suffer losses due to the investment practices of the Underlying Funds (such as the use of derivatives). The ETFs in which the Fund invests may not be able to replicate exactly the performance of the indices they track, due to transactions costs and other expenses of the underlying funds. The shares of closed-end funds frequently trade at a discount to their net asset value. Accordingly, there can be no assurance that the market discount on shares of any closed-end fund purchased by the Fund will ever decrease, and it is possible that the discount may increase.

Mortgage Backed Securities Risk. Mortgage-backed securities have several risks, including:

- credit and market risks of mortgage-backed securities: the mortgage loans or the guarantees underlying the mortgage-backed securities may default or otherwise fail leading to non-payment of interest and principal.

- prepayment risk of mortgage-backed securities: in times of declining interest rates, the Fund’s higher yielding securities may be prepaid and the Fund will have to replace them with securities having a lower yield.

- extension risk of mortgage-backed securities: in times of rising interest rates mortgage prepayments will slow causing portfolio securities considered short or intermediate term to be long-term securities which fluctuate more widely in response to changes in interest rates than shorter term securities.

- inverse floater, interest- and principal-only securities risk: these securities are extremely sensitive to changes in interest rates and prepayment rates.

- illiquidity of mortgage markets: the mortgage markets are currently facing additional economic pressures such as the devaluation of the underlying collateral, increased loan underwriting standards which limits the number of real estate purchasers, and excess supply of properties in certain geographic regions, which puts additional downward pressure on the value of real estate in these regions.

Foreign Risk. Investments in foreign securities may be affected by currency controls and exchange rates; different accounting, auditing, financial reporting, and legal standards and practices; expropriation; changes in tax policy; greater market volatility; differing securities market structures; higher transaction costs; and various administrative difficulties, such as delays in clearing and settling portfolio transactions or in receiving payment of dividends. These risks may be heightened in connection with investments in emerging or developing countries.

Foreign Currency Risk:  To the extent the Fund invests in securities or Underlying Funds that hold securities that are denominated in foreign currencies, the value of securities denominated in foreign currencies can change significantly when foreign currencies strengthen or weaken relative to the U.S. dollar.  Currency rates in foreign countries may fluctuate significantly over short periods of time for a  number of reasons, including changes in interest rates and the imposition of currency controls or other political developments in the U.S. or abroad.  These currency movements may negatively impact the value of the Fund even when there is no change in the value of the security in the issuer’s home country.

Emerging Markets Risk. Countries with emerging markets may have relatively unstable governments, social and legal systems that do not protect shareholders, economies based on only a few industries, and inefficient securities markets

Junk Bonds Risk.  Investments in junk bonds involve a greater risk of default and are subject to a substantially higher degree of credit risk or price changes than other types of debt securities. These securities are considered speculative because they have a higher risk of issuer default, are subject to greater price volatility and may be illiquid.

General Fixed-Income Securities Risk.  The market prices of bonds, including those issued by the U.S. government, go up as interest rates fall, and go down as interest rates rise.  As a result, the net asset value of the Fund will fluctuate with conditions in the bond markets.  In the case of corporate bonds and commercial paper, values may fluctuate as perceptions of credit quality change.  In addition, investment grade bonds may be downgraded or default.  During periods of declining interest rates, or for other reasons, bonds may be “called”, or redeemed, by the bond issuer prior to the bond’s maturity date, resulting in the Fund receiving payment earlier than expected.  This may reduce the Fund’s income if the proceeds are reinvested at a lower interest rate.

Government Securities Risk.  Economic, business, or political developments may affect the ability of government sponsored guarantors to repay principal and to make interest payments on the securities in which the Fund invests.  In addition, certain of these securities, including those issued or guaranteed by FNMA (Federal National Mortgage Association, or Fannie Mae) and FHLMC (Federal Home Loan Mortgage Corporation, or Freddie Mac), are not backed by the full faith and credit of the U.S. government.

Municipal Securities Risk.  Municipal Securities can be significantly affected by political changes as well as uncertainties in the municipal market related to taxation, legislative changes, or the rights of municipal security holders.

New Fund Risk. There can be no assurance that the Fund will grow to or maintain an economically viable size, in which case the Board of Trustees, in consultation with the Adviser, may determine to liquidate the Fund.

Your investment in the fund is not a bank deposit and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency, entity or person.

Archer Stock Fund – Summary Prospectus

Comment #8

Reference to “Acquired Fund fees” and the corresponding footnote has been deleted.

Comment #9

Footnotes #1 and #4 of the “Fee Table” has been revised to read:

1 The Fund has adopted a Rule 12b-1 Plan that allows the Fund to pay an annual fee of up to 0.25% to financial institutions that provide distribution and/or shareholder servicing. The Plan will not be activated through

December 31, 2012.

Footnote #3 of the “Fee Table” has been revised to read:

3 The Advisor  contractually has agreed to waive its management fee and/or reimburse certain Fund operating expenses, but only to the extent necessary so that the Fund’s total operating expenses, excluding brokerage fees and commissions, any 12b-1 fees, borrowing costs (such as interest and dividend expenses on securities sold short), taxes, extraordinary expenses and any indirect expenses (such as Fees and Expenses of Acquired Funds), do not exceed 1.20% of the Fund’s average daily net assets. The contractual agreement is in place through December 31, 2012, subject thereafter to annual re-approval of the agreement by the Trust’s Board of Trustees (the “Board of Trustees”).  This operating expense limitation agreement can be terminated only by, or with the consent of, the Board of Trustees.  Each waiver or reimbursement by the advisor is subject to repayment by the Fund within three years after the date the expense was incurred, so long as the reimbursement does not cause the Fund’s operating expenses to exceed the applicable expense cap.

Comment #10

The “Principal Investment Strategies of the Fund” section has been revised similar to disclosure found in the O’Shaugnessy All Cap Core Fund to read the following:

Under normal market conditions, the Fund will invest in a portfolio of common stocks and equity securities which include preferred stock and depository receipts of companies of all sizes. The Adviser employs security selection based on research and analysis of the company’s historical data.  In selecting securities to purchase, the Adviser evaluates factors that include, but are not limited to: market capitalization, valuation metrics, and earnings and price momentum over time.  Portfolio securities may be sold generally upon periodic rebalancing of the Fund’s portfolio.  The Adviser sells securities when it believes such securities no longer meet its investment criteria.

 The Fund will invest up to 30% of its total assets in the securities of foreign issuers, including those in emerging markets, and will invest up to 10% of its total assets in real estate investment trusts (“REITS”) or foreign real estate companies.  The Adviser expects that the Fund’s investment strategy may result in a portfolio turnover rate in excess of 100% on an annual basis.

Comment #11

The “Principal Risks of Investing it the Fund” section has been revised similar to disclosure found in the O’Shaugnessy All Cap Core Fund to read the following:

You may lose money by investing in the Fund.   The Fund’s performance could be hurt by:

Market Risk. Overall stock market risks may also affect the value of the Fund. Factors such as domestic economic growth and market conditions, interest rate levels and political events affect the securities markets.

Small and Mid-Cap Risk. Direct investments in individual small capitalization companies may be more vulnerable than larger, more established organizations to adverse business or economic developments.  In particular, small capitalization companies may have limited product lines, markets, and financial resources and may be more dependent upon a relatively small management group.

Foreign Securities Risk. Investments in foreign securities may be affected by currency controls and exchange rates; different accounting, auditing, financial reporting, and legal standards and practices; expropriation; changes in tax policy; greater market volatility; differing securities market structures; higher transaction costs; and various administrative difficulties, such as delays in clearing and settling portfolio transactions or in receiving payment of dividends. These risks may be heightened in connection with investments in emerging or developing countries.

Real Estate Risks. The value of Equity REITs may be affected by changes in the value of the underlying property owned by the REITs, while the value of mortgage REITs may be affected by the quality of any credit extended. Investment in REITs involves risks similar to those associated with investing in small capitalization companies, and REITs (especially mortgage REITs) are subject to interest rate risks. Because REITs incur expenses like management fees, investments in REITs also add an additional layer of expenses

Active Trading Risk. Active trading could raise transaction costs (thus lowering return). In addition, active trading could result in increased taxable distributions to shareholders and distributions that will be taxable to shareholders at higher federal income tax rates.

Equity Risk. Equity securities generally have greater price volatility than fixed income securities.

Management Risk. The advisor’s investment strategy may fail to produce the intended results. The Adviser’s management practices and investment strategies might not work to meet the Fund’s investment objective.

New Fund Risk. There can be no assurance that the Fund will grow to or maintain an economically viable size, in which case the Board of Trustees, in consultation with the Adviser, may determine to liquidate the Fund.

Investment Objectives, Principal Investment Strategies , Related Risks,

and Disclosure Of Portfolio Holdings

Comment #12

This section has been revised to provide for the reference to multiple funds

ARCHER INCOME FUND

Comment #13

The Investment Objectives, Principal Investment Strategies, Related Risks, and Disclosure Of Portfolio Holdings” section has been revised similar to disclosure found in the Performance Trust Total Return Bond Fund and the Goalmine Fixed Income Fund to read the following:

 Principal Investment Strategies

Under normal conditions, at least 50% of the Fund’s total assets will be invested in U.S. government obligations, mortgage and asset-backed securities, corporate and municipal bonds, collateralized mortgage obligations (CMOs),  certificates of deposit linked to an index, swaps and other derivatives (including futures, options and credit default swaps) rated BBB or better by either Standard & Poor’s Ratings Group (S&P), Fitch Ratings (Fitch), or Moody’s Investors Service (Moody’s), or other equivalently rated nationally recognized organization (NRSRO).  Further, under normal conditions, up to 20% of the Fund’s total assets will be invested in below investment-grade fixed income securities, commonly referred to as high-yield or “junk” bonds.

The Fund will invest up to 25% of its assets in foreign debt securities denominated in U.S. dollars and foreign currencies.  These include foreign fixed income securities issued by corporations and governments and emerging market fixed income securities issued by corporations and governments.

The Fund will invest up to 10% of its assets in covered call options on the debt securities it owns. The Fund will sell covered call options to obtain market exposure or to manage risk or hedge against adverse market conditions.  The option is “covered” because the Fund owns the stock at the time it sells the option..  When the Fund sells a covered call option, the purchaser of the option has the right to buy that security at a predetermined price (exercise price) during the life of the option.  If the purchaser exercises the option, the Fund must sell the security to the purchaser at the exercise price.  As the seller of the option, the Fund receives a premium from the purchaser of the call option, which may provide additional income to the Fund.  The selling of covered call options may tend to reduce volatility of the Fund because the premiums received from selling the options will reduce any losses on the underlying securities, but only by the amount of the premiums.  However, selling the options may also limit the Fund’s gain on the underlying securities.

The Fund will invest in fixed income securities primarily through exchange-traded funds ("ETFs") and mutual funds (collectively, the "Underlying Funds") that are not affiliated with the Fund or the adviser.  The Fund will invest in ETFs as it may be more efficient than investing in individual fixed income securities to gain exposure to a particular sector or index.  An ETF is typically a registered investment company that seeks to track the performance of a particular market index.  These indices include not only broad-market indices, but more specific indices as well, including those relating to particular sectors, markets, regions, or industries.  An ETF is traded like a stock on a securities exchange and may be purchased and sold throughout the day based on its market price.

The Fund will invest in a broad range of fixed income instruments without benchmark constraints or significant sector/instrument limitations.

Temporary Defensive Positions

From time to time, the Fund may take temporary defensive positions that are inconsistent with the Fund’s principal investment strategies, in attempting to respond to adverse market, economic, political or other conditions. For example, the Fund may hold up to 100% of its assets in short-term U.S. Government securities or money market instruments. The Fund may also invest in such instruments at any time to maintain liquidity or pending selection of investments in accordance with its investment strategies. As a result of engaging in these temporary measures, the Fund may not achieve its investment objective.

Change in Investment Objectives

The Fund’s investment policies are not a fundamental policy, and may be changed by the Fund's Board of Trustees without shareholder approval upon 60 days written notice to the shareholder.

The Principal Risks of Investing in the Fund.

Before investing in the Fund, you should carefully consider your own investment goals, the amount of time you are willing to leave your money invested and the amount of risk you are willing to take.  Remember, in addition to possibly not achieving your investment goals, you could lose money by investing in the Fund.  The principal risks of investing in the Fund are:

Interest Rate Risk.  When the Fund invests in bonds or in Underlying Funds that own bonds, the value of your investment in the Fund will fluctuate with changes in interest rates. Typically, a rise in interest rates causes a decline in the value of bond funds owned by the Fund. In general, the market price of debt securities with longer maturities will increase or decrease more in response to changes in interest rates than shorter-term securities. When the Fund holds variable or floating rate securities, a decrease (or, in the case of inverse floating rate securities, an increase) in market interest rates will adversely affect the income received from such securities and a decline in the value of the security.

Management Risk.  The ability of the Fund to meet its investment objective is directly related to the Adviser’s investment strategies for the Fund.  The value of your investment in the Fund may vary with the effectiveness of the Adviser’s research, analysis and asset allocation among portfolio securities.  If the Adviser’s investment strategies do not produce the expected results, your investment could be diminished or even lost.

  New Fund Risk.  There can be no assurance that the Fund will grow to or maintain an economically viable size, in which case the Board of Trustees may determine to liquidate the Fund.  Liquidation can be initiated without shareholder approval by the Board of Trustees if it determines it is in the best interest of shareholders.  As a result, the timing of any liquidation may not be favorable to certain individual shareholders

Fixed Income Securities Risk.  Fixed income securities held by the Fund are subject to interest rate risk, call risk, prepayment and extension risk, credit risk, and liquidity risk, which are more fully described below

 Call Risk.  During periods of declining interest rates, a bond issuer may “call,” or repay, its high yielding bonds before their maturity dates.  The Fund would then be forced to invest the unanticipated proceeds at lower interest rates, resulting in a decline in its income.

Call Risk.  During periods of declining interest rates, a bond issuer may “call,” or repay, its high yielding bonds before their maturity dates.  The Fund would then be forced to invest the unanticipated proceeds at lower interest rates, resulting in a decline in its income.

Credit Risk.  Fixed income securities are generally subject to the risk that the issuer may be unable to make principal and interest payments when they are due.  There is also the risk that the securities could lose value because of a loss of confidence in the ability of the borrower to pay back debt.  Lower rated fixed income securities involve greater credit risk, including the possibility of default or bankruptcy.

 Liquidity Risk.  Trading opportunities are more limited for fixed income securities that have not received any credit ratings, have received ratings below investment grade or are not widely held.  These features make it more difficult to sell or buy a security at a favorable price or time.  Consequently, the Fund may have to accept a lower price to sell a security, sell other securities to raise cash or give up an investment opportunity, any of which could have a negative effect on its performance.  Infrequent trading of securities may also lead to an increase in their price volatility.  Liquidity risk also refers to the possibility that the Fund may not be able to sell a security or close out an investment contract when it wants to.  If this happens, the Fund will be required to hold the security or keep the position open, and it could incur losses.

Mortgage-Backed Securities Risk.  Mortgage-backed securities are subject to the risks generally associated with fixed income securities listed above.  The risk of prepayment is more likely to occur when interest rates fall because many borrowers refinance mortgages to take advantage of more favorable rates.  Prepayments on mortgage-backed securities are also affected by other factors, such as the volume of home sales.  The Fund’s yield will be reduced if cash from prepaid securities is reinvested in securities with lower interest rates.  The risk of prepayment may also decrease the value of mortgage-backed securities.  The value of these securities may decline in value because of mortgage foreclosures or defaults on the underlying obligations.  Inverse floater, interest-only and principal-only securities are extremely sensitive to changes in interest rates and prepayment rates.  The market value of such securities generally is more sensitive to changes in prepayment and interest rates than is the case with traditional mortgage-backed securities, and in some cases such market value may be extremely volatile.

High-Yield Fixed income Securities Risk.  High-yield fixed income securities or “junk bonds” are fixed income securities rated below investment grade by a NRSRO.  Although junk bonds generally pay higher rates of interest than higher-rated securities, they are subject to a greater risk of loss of income and principal.  Junk bonds are subject to greater credit risk than higher-grade securities and have a higher risk of default.  Companies issuing high-yield junk bonds are more likely to experience financial difficulties that may lead to a weakened capacity to make principal and interest payments than issuers of higher grade securities.  Issuers of junk bonds are often highly leveraged and are more vulnerable to changes in the economy, such as a recession or rising interest rates, which may affect their ability to meet their interest or principal payment obligations.

Derivative Securities Risk.  Investments in futures contracts, options and swaps made by the Fund may be considered to be derivative securities.  Derivatives can be volatile and involve various types and degrees of risks, depending upon the characteristics of a particular derivative.  Derivatives may entail investment exposures that are greater than their cost would suggest, meaning that a small investment in a derivative could have a large potential impact on the performance of the Fund’s investments.  The Fund could experience a loss if derivatives do not perform as anticipated, or are not correlated with the performance of other investments which they are used to hedge or if the Fund is unable to liquidate a position because of an illiquid secondary market.  The market for many derivatives is, or suddenly can become, illiquid.  Changes in liquidity may result in significant, rapid and unpredictable changes in the prices for derivatives.

U.S. Government and U.S. Agency Obligations Risk.  U.S. Government obligations include securities issued or guaranteed as to principal and interest by the U.S. Government, its agencies or instrumentalities, such as the U.S. Treasury.  Payment of principal and interest on U.S. Government obligations may be backed by the full faith and credit of the United States or may be backed solely by the issuing or guaranteeing agency or instrumentality itself.  In the latter case, the investor must look principally to the agency or instrumentality issuing or guaranteeing the obligation for ultimate repayment, which agency or instrumentality may be privately owned.  There can be no assurance that the U.S. Government would provide financial support to its agencies or instrumentalities (including government-sponsored enterprises) where it is not obligated to do so.  As a result, there is a risk that these entities will default on a financial obligation.  For instance, securities issued by the Government National Mortgage Association, commonly known as “Ginnie Mae,” are supported by the full faith and credit of the U.S. government.  Securities issued by Fannie Mae and Freddie Mac are supported only by the discretionary authority of the U.S. government.  However, the obligations of Fannie Mae and Freddie Mac have been placed into conservatorship until the entities are restored to a solvent financial condition.  Securities issued by the Student Loan Marketing Association are supported only by the credit of that agency.

 High Portfolio Turnover Rate Risk. High portfolio turnover rates could generate capital gains that must be distributed to shareholders as short-term capital gains taxed at ordinary income rates (currently as high as 35%) and could increase brokerage commission costs.  To the extent that a Fund experiences an increase in brokerage commissions due to a higher portfolio turnover rate, the performance of the Fund could be negatively impacted by the increased expenses incurred by the Fund.  Rapid portfolio turnover also exposes shareholders to a higher current realization of short-term capital gains taxed at ordinary income rates.

Foreign Risk: The Fund could be subject to greater risks because the Fund's performance may depend on issues other than the performance of a particular company or U.S. market sector. Changes in foreign economies and political climates are more likely to affect the Fund than a mutual fund that invests exclusively in U.S. companies. The value of foreign securities is also affected by the value of the local currency relative to the U.S. dollar. There may also be less government supervision of foreign markets, resulting in non-uniform accounting practices and less publicly available information. The value of foreign investments may be affected by changes in exchange control regulations, application of foreign tax laws (including withholding tax), changes in governmental administration or economic or monetary policy (in this country or abroad) or changed circumstances in dealings between nations. In addition, foreign brokerage commissions, custody fees and other costs of investing in foreign securities are generally higher than in the United States. Investments in foreign issues could be affected by other factors not present in the United States, including expropriation, armed conflict, confiscatory taxation, and potential difficulties in enforcing contractual obligations. These risks are generally greater in emerging foreign markets than in established foreign markets. As a result, the Fund may be exposed to greater risk and will be more dependent on the adviser's ability to assess such risk than if the Fund invested solely in more developed countries.

Foreign Currency Risk: To the extent the Fund invests in securities or Underlying Funds that hold securities that are denominated in foreign currencies, the value of securities denominated in foreign currencies can change significantly when foreign currencies strengthen or weaken relative to the U.S. dollar. Currency rates in foreign countries may fluctuate significantly over short periods of time for a number of reasons, including changes in interest rates and the imposition of currency controls or other political developments in the U.S. or abroad. These currency movements may negatively impact the value of the Fund even when there is no change in the value of the security in the issuer's home country.

Underlying Fund Risk: ETFs (and other Underlying Funds) are subject to investment advisory and other expenses, which will be indirectly paid by the Fund. As a result, your cost of investing in the Fund will be higher than the cost of investing directly in ETFs and may be higher than other mutual funds that invest directly in securities such as stocks and bonds. ETFs are listed on national stock exchanges and are traded like stocks listed on an exchange. ETF shares may trade at a discount or a premium in market price if there is a limited market in such shares. ETFs are also subject to brokerage and other trading costs, which could result in greater expenses to the Fund. ETFs may employ leverage, which magnifies the changes in the value of the ETFs. Finally, because the value of ETF shares depends on the demand in the market, the adviser may not be able to liquidate the Fund's holdings at the most optimal time, adversely affecting performance.

ETFs Risks. You will indirectly bear fees and expenses charged by the ETFs in addition to the Fund's direct fees and expenses. Additional risks of investing in ETFs are described below:

ETF Strategy Risk: Each ETF is subject to specific risks, depending on the nature of the ETF. These risks could include liquidity risk, sector risk, foreign and emerging market risk, as well as risks associated with fixed-income securities, real estate investments, and commodities.

Leverage Risk: The Fund has no control over the risks taken by the underlying ETFs in which it invests. The Fund also may invest in ETFs which seek results that correspond to a specific benchmark or other ETFs that amplify the exposure to a particular index or sector by 2 to 3 times. These types of investments can be a form of leverage and can result in significant losses to the Fund.

Net Asset Value and Market Price Risk: The market value of the ETF shares may differ from their net asset value. This difference in price may be due to the fact that the supply and demand in the market for ETF shares at any point in time is not always identical to the supply and demand in the market for the underlying basket of securities. Accordingly, there may be times when an ETF share trades at a premium or discount to its net asset value.

Tracking Risk: Investment in the Fund should be made with the understanding that the ETFs in which the Fund invests will not be able to replicate exactly the performance of the indices they track because the total return generated by the securities will be reduced by transaction costs incurred in adjusting the actual balance of the securities. In addition, the ETFs in which the Fund invests will incur expenses not incurred by their applicable indices. Certain securities comprising the indices tracked by the ETFs may, from time to time, temporarily be unavailable, which may further impede the ETFs' ability to track their applicable indices.

Comment #14.

The following section has been revised

Is the Fund right for you?

The Fund may be suitable for:

-

Long-term investors seeking a fund with a value and growth strategy

-

Investors who can tolerate the risks associated with fixed income securities.

ARCHER STOCK FUND

Comment #15.

The Investment Objectives, Principal Investment Strategies, Related Risks, and Disclosure Of Portfolio Holdings” section has been revised similar to disclosure found in the O’Shaugnessy All Cap Core Fund to read the following:

Principal Investment Strategies.

Under normal market conditions, the Fund will invest in a portfolio of common stocks and equity securities which include preferred stock and depository receipts of companies of all sizes. The Adviser employs security selection based on research and analysis of the company’s historical data.  In selecting securities to purchase, the Adviser evaluates factors that include, but are not limited to: market capitalization, valuation metrics, and earnings and price momentum over time.  Portfolio securities may be sold generally upon periodic rebalancing of the Fund’s portfolio.  The Adviser sells securities when it believes such securities no longer meet its investment criteria.

 The Fund will invest up to 30% of its total assets in the securities of foreign issuers, including those in emerging markets, and will invest up to 10% of its total assets in real estate investment trusts (“REITS”) or foreign real estate companies.  The Adviser expects that the Fund’s investment strategy may result in a portfolio turnover rate in excess of 100% on an annual basis.

Temporary Defensive Positions

From time to time, the Fund may take temporary defensive positions that are inconsistent with the Fund’s principal investment strategies, in attempting to respond to adverse market, economic, political or other conditions. For example, the Fund may hold up to 100% of its assets in short-term U.S. Government securities or money market instruments. The Fund may also invest in such instruments at any time to maintain liquidity or pending selection of investments in accordance with its investment strategies. As a result of engaging in these temporary measures, the Fund may not achieve its investment objective.

Change in Investment Objectives

The Fund’s investment policies are not a fundamental policy, and may be changed by the Fund's Board of Trustees without shareholder approval upon 60 days written notice to the shareholder.

The Principal Risks of Investing in the Fund

Before investing in the Fund, you should carefully consider your own investment goals, the amount of time you are willing to leave your money invested and the amount of risk you are willing to take.  Remember, in addition to possibly not achieving your investment goals, you could lose money by investing in the Fund.  The principal risks of investing in the Archer Stock Fund are:

Management Risk. The skill of the Adviser will play a significant role in the Fund’s ability to achieve its investment objective.  The Fund’s ability to achieve its investment objective depends on the ability of the Adviser to correctly identify economic trends, especially with regard to accurately forecasting inflationary and deflationary periods.  In addition, the Fund’s ability to achieve its investment objective depends on the Adviser’s ability to select investments, particularly in volatile stock markets. The Adviser could be incorrect in its analysis of industries, companies and the relative attractiveness of growth and value stocks and other matters. Neither the Trust nor the Adviser can guarantee that the Fund will achieve its investment objective.

Market Risk. The Fund is designed for long-term investors who can accept the risks of investing in a portfolio with significant equity holdings. Equity holdings tend to be more volatile than other investment choices such as bonds and money market instruments. The value of a Fund’s shares will fluctuate as a result of the movement of the overall stock market or of the value of the individual securities held by the Fund, and you could lose money.

REITs and Foreign Real Estate Companies Risk. The Fund may invest up to 10% of its total assets in REITs and foreign real estate companies, which are similar to entities organized and operated as REITs in the United States. REITs and foreign real estate companies pool investors’ funds for investment primarily in commercial real estate properties or real estate related loans. REITs and foreign real estate companies generally derive their income from rents on the underlying properties or interest on the underlying loans, and their value is impacted by changes in the value of the underlying property or changes in interest rates affecting the underlying loans owned by the REITs and/or foreign real estate companies. REITs and foreign real estate companies are more susceptible to risks associated with the ownership of real estate and the real estate industry in general. These risks can include fluctuations in the value of underlying properties; defaults by borrowers or tenants; market saturation; changes in general and local economic conditions; decreases in market rates for rents; increases in competition, property taxes, capital expenditures, or operating expenses; and other economic, political or regulatory occurrences affecting the real estate industry. In addition, REITs and foreign real estate companies depend upon specialized management skills, may not be diversified (which may increase the volatility of the REITs and/or foreign real estate companies value), may have less trading volume and may be subject to more abrupt or erratic price movements than the overall securities market. REITs are not taxed on income distributed to shareholders provided they comply with several requirements of the Internal Revenue Code of 1986, as amended (the “Code”). REITs are subject to the risk of failing to qualify for tax-free pass-through of income under the Code. Foreign real estate companies may be subject to laws, rules and regulations governing those entities and their failure to comply with those laws, rules and regulations could negatively impact the performance of those entities. In addition, investments in REITs and foreign real estate companies may involve duplication of management fees and certain other expenses, as a Fund indirectly bears its proportionate share of any expenses paid by REITs and foreign real estate companies in which it invests.

Small, and Medium Sized Company Risk. The securities of smaller or medium-sized companies may be subject to more abrupt or erratic market movements than securities of larger-sized companies or the market averages in general. In addition, such companies typically are subject to a greater degree of change in earnings and business prospects than are larger companies. Thus, to the extent a Fund invests in smaller or medium-sized companies, the Fund may be subject to greater investment risk than that assumed through investment in the equity securities of larger-sized companies.

Portfolio Turnover Risk. The Fund may sell securities without regard to the length of time they have been held to take advantage of new investment opportunities, when the Adviser believes either the securities no longer meet its investment criteria or the potential for capital appreciation has lessened, or for other reasons. The Fund’s portfolio turnover rate may vary from year to year. A high portfolio turnover rate (100% or more) increases a Fund’s transaction costs (including brokerage commissions and dealer costs), which would adversely impact a Fund’s performance. Higher portfolio turnover may result in the realization of more short-term capital gains than if a Fund had lower portfolio turnover. The turnover rate will not be a limiting factor, however, if the Adviser considers portfolio changes appropriate.

Risks of Investing In Securities of Foreign Issuers. The Fund may invest a portion of its total assets in securities of foreign issuers. Securities of foreign issuers may be denominated in U.S. dollars or in currencies other than U.S. dollars. Investments in securities of foreign issuers present certain risks not ordinarily associated with investments in securities of U.S. issuers. These risks include fluctuations in foreign currency exchange rates, political, economic or legal developments (including war or other instability, expropriation of assets, nationalization and confiscatory taxation), the imposition of foreign exchange limitations (including currency blockage), withholding taxes on income or capital transactions or other restrictions, higher transaction costs (including higher brokerage, custodial and settlement costs and currency conversion costs) and possible difficulty in enforcing contractual obligations or taking judicial action. Securities of foreign issuers may not be as liquid and may be more volatile than comparable securities of domestic issuers.

In addition, there often is less publicly available information about many foreign issuers, and issuers of foreign securities are subject to different, often less comprehensive, auditing, accounting and financial reporting disclosure requirements than domestic issuers. There is generally less government regulation of exchanges, brokers and listed companies abroad than in the United States and, with respect to certain foreign countries, there is a possibility of expropriation or confiscatory taxation, or diplomatic developments which could affect investment in those countries. Because there is usually less supervision and governmental regulation of foreign exchanges, brokers and dealers than there is in the United States, the Funds may experience settlement difficulties or delays not usually encountered in the United States.

Delays in making trades in securities of foreign issuers relating to volume constraints, limitations or restrictions, clearance or settlement procedures, or otherwise could impact returns and result in temporary periods when assets of the Funds are not fully invested or attractive investment opportunities are foregone.

The Fund may invest in securities of issuers determined by the Adviser to be in developing or emerging market countries. Investments in securities of issuers in developing or emerging market countries are subject to greater risks than investments in securities of developed countries since emerging market countries tend to have economic structures that are less diverse and mature and political systems that are less stable than developed countries.

The Fund may invest in securities of foreign issuers in the form of depositary receipts. Depositary receipts involve substantially identical risks to those associated with direct investment in securities of foreign issuers.

In addition, the underlying issuers of certain depositary receipts, particularly unsponsored or unregistered depositary receipts, are under no obligation to distribute shareholder communications to the holders of such receipts, or to pass through to them any voting rights with respect to the deposited securities. In addition to the increased risks of investing in securities of foreign issuers, there are often increased transaction costs associated with investing in securities of foreign issuers, including the costs incurred in connection with converting currencies, higher foreign brokerage or dealer costs and higher settlement costs or custodial costs.

Since the Fund may invest in securities denominated or quoted in currencies other than the U.S. dollar, the Fund may be affected by changes in foreign currency exchange rates (and exchange control regulations) which affect the value of investments in the Fund and the accrued income and appreciation or depreciation of the investments. Changes in foreign currency exchange rates relative to the U.S. dollar will affect the U.S. dollar value of the Fund’s assets denominated in that currency and the Fund’s return on such assets as well as any temporary uninvested reserves in bank deposits in foreign currencies. In addition, the Fund will incur costs in connection with conversions between various currencies.

The Funds may purchase and sell foreign currency on a spot (i.e., cash) basis in connection with the settlement of transactions in securities traded in such foreign currency. The Funds also may enter into contracts with banks, brokers or dealers to purchase or sell securities or foreign currencies at a future date (“forward contracts”). A foreign currency forward contract is a negotiated agreement between the contracting to exchange a specified amount of currency at a specified future time at a specified rate. The rate can be higher or lower than the spot rate between the currencies that are the subject of the contract.

The Funds may attempt to protect against adverse changes in the value of the U.S. dollar in relation to a foreign currency by entering into a forward contract for the purchase or sale of the amount of foreign currency invested or to be invested, or by buying or selling a foreign currency futures contract for such amount. Such strategies may be employed before a Fund purchases a foreign security traded in the currency which the Fund anticipates acquiring or between the date the foreign security is purchased or sold and the date on which payment therefore is made or received. Seeking to protect against a change in the value of a foreign currency in the foregoing manner does not eliminate fluctuations in the prices of portfolio securities or prevent losses if the prices of such securities decline. Furthermore, such transactions reduce or preclude the opportunity for gain if the value of the currency should move in the direction opposite to the position taken. Unanticipated changes in currency prices may result in poorer overall performance for a Fund than if it had not entered into such contracts.

New Fund Risk. The Funds are new with no operating history. There can be no assurance that the Funds will grow to or maintain an economically viable size, in which case the Board may determine to liquidate the Funds. The Board can liquidate the Funds without shareholder vote and, while shareholder interests will be the paramount consideration, the timing of any liquidation may not be favorable to certain individual shareholders. There can be no assurance that the Fund will grow to or maintain an economically viable size, in which case the Board of Trustees, in consultation with the Adviser, may determine to liquidate the Fund.

Shareholder Information.

Comment #16.

Pricing of Fund Shares.

The following disclosure has been revised to delete the phrase “or redeem”

“The price at which you purchase shares is based on the next calculation of net asset value (“NAV”) after an order is received, subject to the order being accepted by the Fund through its transfer agent, Mutual Shareholder Services LLC, authorized persons or designees, in good form.”

Comment #17

The term “good order” is more clearly defined in the third paragraph of the section entitled “How to redeem Fund Shares” which states that “To be in proper order, your request must be signed by all registered share owner(s) in the exact name(s) and any special capacity in which they are registered.:

Comment #18

Distribution Plan

It was requested that the following language be incorporate into this disclosure “Because these fees are an ongoing expense, over time they reduce the net investment results of the Fund and may cost you more than paying other types of sales charges.” Accordingly, the provision has been provided along with two additional paragraph (underlined portion).

The Fund has adopted a distribution plan for its shares in accordance with Rule 12b-1 under the Investment Company Act of 1940. Under this plan, the Fund may pay a fee of up to 0.25% of its average daily net assets to the advisor or certain broker-dealers, investment advisors, banks or other financial institutions to help defray the cost of servicing Fund shareholders. Because these fees are an ongoing expense, over time they reduce the net investment results of the Fund and may cost you more than paying other types of sales charges. The Plan will not be activated prior to December 31, 2012.

In addition, the Fund may pay service fees to intermediaries such as banks, broker-dealers, financial advisers or other financial institutions, including affiliates of the Adviser, for sub-administration, sub-transfer agency and other shareholder services associated with shareholders whose shares are held of record in omnibus, other group accounts or accounts traded through registered securities clearing agents.

The Adviser, out of its own resources, and without additional cost to the Fund or its shareholders, may provide additional cash payments or non-cash compensation to intermediaries who sell shares of the Fund.  Such payments and compensation are in addition to service fees paid by the Fund, if any.  These additional cash payments are generally made to intermediaries that provide shareholder servicing, marketing support and/or access to sales meetings, sales representatives and management representatives of the intermediary.  Cash compensation may also be paid to intermediaries for inclusion of the Fund on a sales list, including a preferred or select sales list, in other sales programs or as an expense reimbursement in cases where the intermediary provides shareholder services to the Fund’s shareholders.  The Adviser may also pay cash compensation in the form of finder’s fees that vary depending on the dollar amount of the shares sold.

Comment #19

How To Redeem Shares:

The word “business” has been deleted to read “You will be mailed the proceeds on or before the fifth day following the redemption.”

STATEMENT OF ADDITIONAL INFORMATION

Comment #19

The following disclosure has been revised to correlate with each Fund’s Principal Investment Strategies and Principal Investment Risks in the Summary Prospectus and the Statutory Prospectus. .

ADDITIONAL INFORMATION ABOUT FUNDS INVESTMENT PRACTICES

The Trust’s prospectus describes the investment objective and policies of the Funds.  The following information is provided for those investors wishing to have more comprehensive information than that contained in the prospectus.

A.

Equity Securities. Equity securities include common stock and common stock equivalents (such as rights and warrants, and convertible securities). Warrants are options to purchase equity securities at a specified price valid for a specific time period. Rights are similar to warrants, but normally have a short duration and are distributed by the issuer to its shareholders.

B.

Common Stock A common stock represents a proportionate share of the ownership of a company and its value is based on the success of the company’s business, any income paid to stockholders, the value of its assets, and general market conditions. In addition to the general risks set forth above, investments in common stocks are subject to the risk that in the event a company in which a Fund invests is liquidated, the holders of preferred stock and creditors of that company will be paid in full before any payments are made to the Fund as a holder of common stock. It is possible that all assets of that company will be exhausted before any payments are made to the Fund.

C.

Preferred Stock. Preferred stock has a preference in liquidation (and, generally dividends) over common stock but is subordinated in liquidation to debt. As a general rule the market value of preferred stocks with fixed dividend rates and no conversion rights varies inversely with interest rates and perceived credit risk, with the price determined by the dividend rate. Some preferred stocks are convertible into other securities, (for example, common stock) at a fixed price and ratio or upon the occurrence of certain events. The market price of convertible preferred stocks generally reflects an element of conversion value. Because many preferred stocks lack a fixed maturity date, these securities generally fluctuate substantially in value when interest rates change; such fluctuations often exceed those of long term bonds of the same issuer. Some preferred stocks pay an adjustable dividend that may be based on an index, formula, auction procedure or other dividend rate reset mechanism. In the absence of credit deterioration, adjustable rate preferred stocks tend to have more stable market values than fixed rate preferred stocks. All preferred stocks are also subject to the same types of credit risks of the issuer as corporate bonds. In addition, because preferred stock is junior to debt securities and other obligations of an issuer, deterioration in the credit rating of the issuer will cause greater changes in the value of a preferred stock than in a more senior debt security with similar yield characteristics. Preferred stocks may be rated by Standard & Poor’s Corporation (“S&P”) and Moody’s Investors Services, Inc. (“Moody’s”) although there is no minimum rating which a preferred stock must have (and a preferred stock may not be rated) to be an eligible investment for the Fund. The Advisor expects, however, that generally the preferred stocks in which the Fund invests will be rated at least BBB by S&P or Baa by Moody’s or, if unrated, of comparable quality in the opinion of the Advisor. Moody’s rating with respect to preferred stocks does not purport to indicate the future status of payments of dividends.

D.

Depositary Receipts. The Fund may invest in American Depositary Receipts (“ADRs”). ADRs are receipts, issued by domestic banks, for shares of a foreign-based company that entitle the holder to dividends and capital gains on the underlying security. Generally, ADRs in registered form are designed for use in the U.S. securities market and ADRs in bearer form are designed for use in securities markets outside the U.S.

Investing abroad also involves different political and economic risks. Foreign investments may be affected by actions of foreign governments adverse to the interests of U.S. investors, including the possibility of expropriation or nationalization of assets, confiscatory taxation, restrictions on U.S. investment or on the ability to repatriate assets or convert currency into U.S. dollars, or other government intervention. There may be a greater possibility of default by foreign governments or foreign government-sponsored enterprises. Investments in foreign countries also involve a risk of local political, economic or social instability, military action or unrest, or adverse diplomatic developments. There is no assurance that the Advisor will be able to anticipate or counter these potential events and their impacts on the Fund’s share price.

Prices of ADRs are quoted in U.S. dollars, and ADRs are traded in the U.S. on exchanges or over-the-counter. While ADRs do not eliminate all the risk associated with foreign investments, by investing in ADRs rather than directly in the stock of foreign issuers, the Fund will avoid currency risks during the settlement period for either purchases or sales. In general, there is a large, liquid market in the U.S. for ADRs quoted on a national securities exchange or on NASDAQ. The information available for ADRs is subject to the accounting, auditing and financial reporting standards of the U.S. market or exchange on which they are traded, which standards are more uniform and more exacting than those to which many foreign issuers may be subject.

To the extent that the Fund acquires ADRs through banks that do not have a contractual relationship with the foreign issuer of the security underlying the ADR to issue and service such ADR, there may be an increased possibility that the Fund would not become aware of and be able to respond to corporate actions such as stock splits or rights offerings involving the foreign issuer in a timely manner.

E.

Investment Company Securities. Each Fund may invest in shares of other registered investment companies, including exchange-traded funds (“ETFs”), money market mutual funds and other mutual funds in pursuit of its investment objective, in accordance with the limitations established under the 1940 Act. This may also include investments in money market mutual funds in connection with a Fund’s management of daily cash positions. Investments in the securities of other investment companies may involve duplication of advisory fees and certain other expenses. By investing in another investment company, a Fund becomes a shareholder of that investment company. As a result, Fund shareholders indirectly will bear a Fund’s proportionate share of the fees and expenses paid by shareholders of the other investment company, in addition to the fees and expenses Fund shareholders directly bear in connection with the Fund’s own operations.

Section 12(d)(1)(A) of the 1940 Act generally prohibits a fund from purchasing (1) more than 3% of the total outstanding voting stock of another fund; (2) securities of another fund having an aggregate value in excess of 5% of the value of the acquiring fund; and (3) securities of the other fund and all other funds having an aggregate value in excess of 10% of the value of the total assets of the acquiring fund. There are some exceptions, however, to these limitations pursuant to various rules promulgated by the SEC.

Exchange-Traded Funds. ETFs are open-end investment companies whose shares are listed on a national securities exchange. An ETF is similar to a traditional mutual fund, but trades at different prices during the day on a security exchange like a stock. Similar to investments in other investment companies discussed above, a Fund’s investments in ETFs will involve duplication of advisory fees and other expenses since the Fund will be investing in another investment company. In addition, a Fund’s investment in ETFs is also subject to its limitations on investments in investment companies discussed above. To the extent a Fund invests in ETFs which focus on a particular market segment or industry, the Fund will also be subject to the risks associated with investing in those sectors or industries. The shares of the ETFs in which a Fund will invest will be listed on a national securities exchange and the Fund will purchase or sell these shares on the secondary market at its current market price, which may be more or less than its net asset value (“NAV”) per share.

As a purchaser of ETF shares on the secondary market, a Fund will be subject to the market risk associated with owning any security whose value is based on market price. ETF shares historically have tended to trade at or near their NAV, but there is no guarantee that they will continue to do so. Unlike traditional mutual funds, shares of an ETF may be purchased and redeemed directly from the ETFs only in large blocks (typically 50,000 shares or more) and only through participating organizations that have entered into contractual agreements with the ETF. The Funds do not expect to enter into such agreements and therefore will not be able to purchase and redeem its ETF shares directly from the ETF.

F.

Real Estate Investment Trusts and Foreign Real Estate Companies.  Each Fund may invest in equity Real Estate Investment Trusts (“REITs”) pursuit of its investment objective, in accordance with the limitations established under the 1940 Act.. Equity REITs pool investors’ funds for investment primarily in commercial real estate properties. REITs are not taxed on income distributed to shareholders provided they comply with several requirements of the Internal Revenue Code of 1986, as amended (the “Code”). Equity REITs generally derive their income from rents on the underlying properties and their value is impacted by changes in the value of the underlying property owned by the trusts. REITs are more susceptible to risks associated with the ownership of real estate and the real estate industry in general. REITs are dependent upon specialized management skills, may not be diversified (which may increase the volatility of the REIT’s value) and are subject to the risks of financing projects. REITs are also subject to heavy cash flow dependency, defaults by borrowers, self-liquidation and the possibility of failing to qualify for tax-free pass-through of income under the Code and to maintain exemption from the 1940 Act. In addition, the Funds indirectly will bear their proportionate share of any expenses paid by REITs in which they invest.

Each Fund may invest in foreign real estate companies pursuit of its investment objective, in accordance with the limitations established under the 1940 Act. Investing in foreign real estate companies makes the Funds susceptible to the risks associated with the ownership of real estate and with the real estate industry in general, as well as risks that relate specifically to the way foreign real estate companies are organized and operated. Foreign real estate companies may be subject to laws, rules and regulations governing those entities and their failure to comply with those laws, rules and regulations could negatively impact the performance of those entities. In addition, foreign real estate companies, like U.S. REITs and mutual funds, have expenses, including management and administration fees, that are paid by their shareholders. As a result, shareholders will absorb their proportional share of duplicate levels of fees when the Funds invest in foreign real estate companies.

G.

Fixed Income Securities. The Fund may invest in investment grade fixed income securities. Fixed income securities include corporate debt securities, high yield debt securities, convertible debt securities, municipal securities, U.S. government securities, mortgage-backed securities, zero coupon bonds, financial industry obligations, repurchase agreements, and participation interests in such securities. Preferred stock and certain common stock equivalents may also be considered to be fixed income securities. Fixed income securities are generally considered to be interest rate sensitive, which means that their value will generally decrease when interest rates rise and increase when interest rates fall. Securities with shorter maturities, while offering lower yields, generally provide greater price stability than longer term securities and are less affected by changes in interest rates. The Advisor considers fixed income securities investment grade quality if they are rated at the time of purchase BBB/Baa or higher by S&P or Moody’s, or if unrated, determined by the Advisor to be of comparable quality. Investment grade municipal securities generally have adequate to strong protection of principal and interest payments. In the lower end of this category, credit quality may be more susceptible to potential future changes in circumstances and the securities have speculative elements.

1.

Corporate Debt Securities. The Fund may invest in corporate debt securities. These are bonds or notes issued by corporations and other business organizations, including business trusts, in order to finance their credit needs. Corporate debt securities include commercial paper which consists of short term (usually from 1 to 270 days) unsecured promissory notes issued by corporations in order to finance their current operations. Investment grade debt securities generally have adequate to strong protection of principal and interest payments. In the lower end of this category, credit quality may be more susceptible to potential future changes in circumstances and the securities have speculative elements. If the rating of a security drops below investment grade, the Advisor will dispose of the security as soon as practicable (depending on market conditions) unless the Advisor determines based on its own credit analysis that the security provides the opportunity of meeting the Fund’s objective without presenting excessive risk.

2.

High Yield Debt Securities (“Junk Bonds”). The Fund may invest up to 5% of its assets (at the time of purchase) in securities that are rated below investment grade. The widespread expansion of government, consumer and corporate debt within the U.S. economy has made the corporate sector, especially cyclically sensitive industries, more vulnerable to economic downturns. An economic downturn could severely disrupt the market for high yield securities and adversely affect the value of outstanding securities and the ability of the issuers to repay principal and interest.

The prices of high yield securities have been found to be more sensitive to adverse economic changes or individual corporate developments. Also, during an economic downturn, highly leveraged issuers may experience financial stress which would adversely affect their ability to service their principal and interest payment obligations, to meet projected business goals, and to obtain additional financing. If the issuer of a security owned by the Fund defaulted, the Fund could incur additional expenses to seek recovery. In addition, periods of economic uncertainty and changes can be expected to result in increased volatility of market prices of high yield securities and the Fund’s net asset value. Furthermore, in the case of high yield securities structured as zero coupon or pay-in-kind securities, their market prices are affected to a greater extent by interest rate changes and thereby tend to be more volatile than securities which pay interest periodically and in cash. High yield securities also present risks based on payment expectations. For example, high yield securities may contain redemption or call provisions. If an issuer exercises these provisions in a declining interest rate market, the Fund would have to replace the security with a lower yielding security, resulting in a decreased return for investors. Conversely, a high yield security’s value will decrease in a rising interest rate market, as will the value of the Fund’s assets. If the Fund experiences unexpected net redemptions, this may force it to sell its high yield securities without regard to their investment merits, thereby decreasing the asset base upon which the Fund’s expenses can be spread and possibly reducing the Fund’s rate of return.

In addition, to the extent that there is no established retail secondary market, there may be thin trading of high yield securities, and this may have an impact on the Fund’s ability to accurately value high yield securities and the Fund’s assets and on the Fund’s ability to dispose of the securities. Adverse publicity and investor perception, whether or not based on fundamental analysis, may decrease the values and liquidity of high yield securities, especially in a thinly traded market.

There are also special tax considerations associated with investing in high yield securities structured as zero coupon or pay-in-kind securities. For example, the Fund reports the interest on these securities as income even though it receives no cash interest until the security’s maturity or payment date. Also, the shareholders are taxed on this interest even if the Fund does not distribute cash to them. Therefore, in order to pay taxes on this interest, shareholders may have to redeem some of their shares to pay the tax or the Fund may sell some of its assets to distribute cash to shareholders. These actions are likely to reduce the Fund’s assets and may thereby increase its expense ratio and decrease its rate of return.

Finally, there are risks involved in applying credit ratings as a method for evaluating high yield securities. For example, credit ratings evaluate the safety of principal and interest payments, not market value risk of high yield securities. Also, since credit rating agencies may fail to timely change the credit ratings to reflect subsequent events, the Fund (in conjunction with the Advisor) will continuously monitor the issuers of high yield securities to determine if the issuers will have sufficient cash flow and profits to meet required principal and interest payments, and to assure the securities’ liquidity so the Fund can meet redemption requests.

3.

Convertible Securities. The Fund may invest in convertible securities. Convertible securities are securities that may be exchanged or converted into a predetermined number of the issuer’s underlying common shares or the common shares of another company, or that are indexed to an unmanaged market index at the option of the holder during a specified time period. Convertible securities may take the form of convertible preferred stock, convertible bonds or debentures, stock purchase warrants, zero-coupon bonds or liquid-yield option notes, Eurodollar convertible securities, convertible securities of foreign issuers, stock index notes, or a combination of the features of these securities. Prior to conversion, convertible securities have the same general characteristics as non-convertible debt securities and provide a stable stream of income with generally higher yields than those of equity securities of the same or similar issuers. When the market price of a common stock underlying a convertible security increases, the price of the convertible security increasingly reflects the value of the underlying common stock and may rise accordingly. As the market price of the underlying common stock declines, convertible securities tend to trade increasingly on a yield basis and thus may not depreciate to the same extent as the underlying common stock. Convertible securities are ranked senior to common stock on an issuer’s capital structure and they are usually of higher quality and normally entail less risk than the issuer’s common stock, although the extent to which risk is reduced depends in large measure on the degree to which convertible securities sell above their value as fixed income securities.

4.

U.S. Government Securities. U.S. government securities may be backed by the credit of the government as a whole or only by the issuing agency. U.S. Treasury bonds, notes, and bills and some agency securities, such as those issued by the Federal Housing Administration and the Government National Mortgage Association (GNMA), are backed by the full faith and credit of the U.S. government as to payment of principal and interest and are the highest quality government securities. Other securities issued by U.S. government agencies or instrumentalities, such as securities issued by the Federal National Mortgage Association (FNMA) and the Federal Home Loan Mortgage Corporation, are supported only by the credit of the agency that issued them, and not by the U.S. government. Securities issued by the Federal Farm Credit System, the Federal Land Banks, and the Federal Home Loan Banks are supported by the agency’s right to borrow money from the U.S. Treasury under certain circumstances, but are not backed by the full faith and credit of the U.S. government.

5.

Mortgage-Backed Securities and Asset-Backed Securities. Mortgage-backed securities represent direct or indirect participations in, or are secured by and payable from, mortgage loans secured by real property, and include single- and multi-class pass-through securities and collateralized mortgage obligations (“CMOs”).  Such securities may be issued or guaranteed by U.S. Government agencies or instrumentalities, such as the Government National Mortgage Association (“GNMA”), commonly known as “Ginnie Mae,” Federal National Mortgage Association (“FNMA”), commonly known as “Fannie Mae,” Federal Home Loan Mortgage Corporation (“FHLMC”), commonly known as “Freddie Mae,” or by private issuers, generally originators and investors in mortgage loans, including savings associations, mortgage bankers, commercial banks, investment bankers and special purpose entities (collectively, “private lenders”).

Mortgage-backed securities issued by private lenders may be supported by pools of mortgage loans or other mortgage-backed securities that are guaranteed, directly or indirectly, by the U.S. Government or one of its agencies or instrumentalities, or they may be issued without any governmental guarantee of the underlying mortgage assets but with some form of non-governmental credit enhancement.  Until recently, FNMA and FHLMC were government-sponsored corporations owned entirely by private stockholders.  In September 2008, at the direction of the U.S. Department of the Treasury, FNMA and FHLMC were placed into conservatorship under the FHFA.  The U.S. government also took steps to provide additional financial support to FNMA and FHLMC.  No assurance can be given that the U.S. Treasury initiatives with respect to FNMA and FHLMC will be successful.

Asset-backed debt obligations represent direct or indirect participation in, or are secured by and payable from, assets such as motor vehicle installment sales contracts, other installment loan contracts, home equity loans, leases of various types of property and receivables from credit card or other revolving credit arrangements.  The credit quality of most asset-backed securities depends primarily on the credit quality of the assets underlying such securities, how well the entity issuing the security is insulated from the credit risk and bankruptcy of the originator or any other affiliated entities and the amount and quality of any credit enhancement of the securities.  Payments or distributions of principal and interest on asset-backed debt obligations may be supported by non-governmental credit enhancements including letters of credit, reserve funds, over-collateralization and guarantees by third parties.

The rate of principal payment on mortgage- and asset-backed securities generally depends on the rate of principal payments received on the underlying assets, which in turn may be affected by a variety of economic and other factors.  As a result, the yield on any mortgage- or asset-backed security is difficult to predict with precision and actual yield to maturity may be more or less than the anticipated yield to maturity.  The yield characteristics of mortgage- and asset-backed debt obligations differ from those of traditional debt obligations.  Among the principal differences are that interest and principal payments are made more frequently on mortgage- and asset-backed debt obligations, usually monthly, and that principal may be prepaid at any time because the underlying assets generally may be prepaid at any time.  As a result, if these debt obligations or securities are purchased at a premium, a prepayment rate that is faster than expected will reduce yield to maturity, while a prepayment rate that is slower than expected will have the opposite effect of increasing the yield to maturity.  Conversely, if these debt obligations or securities are purchased at a discount, a prepayment rate that is faster than expected will increase yield to maturity, while a prepayment rate that is slower than expected will reduce yield to maturity.  Mortgage-backed securities available for reinvestment by the Fund are likely to be greater during a period of declining interest rates and, as a result, are likely to be reinvested at lower interest rates than during a period of rising interest rates.  Accelerated prepayments on debt obligations or securities purchased at a premium also impose a risk of loss of principal because the premium may not have been fully amortized at the time the principal is prepaid in full.  The market for privately issued mortgage-backed securities is smaller and less liquid than the market for government-sponsored mortgage-backed securities.

While asset-backed securities may be issued with only one class of security, many asset-backed securities are issued in more than one class, each with different payment terms.  Mortgage-backed securities may be issued with either a single class of security or multiple classes, which are commonly referred to as a CMO.  Multiple class mortgage- and asset-backed securities are issued for two main reasons.  First, multiple classes may be used as a method of providing selective credit support.  This is accomplished typically through creation of one or more classes whose right to payments on the asset-backed security is made subordinate to the right to such payments of the remaining class or classes.  Second, multiple classes may permit the issuance of securities with payment terms, interest rates or other characteristics differing both from those of each other and from those of the underlying assets.  Examples include separate trading of registered interest and principal of securities (“STRIPS”) (mortgage- and asset-backed securities entitling the holder to disproportionate interests with respect to the allocation of interest and principal of the assets backing the security), and securities with class or classes having characteristics that mimic the characteristics of non-asset-backed securities, such as floating interest rates (i.e., interest rates that adjust as a specified benchmark changes) or scheduled amortization of principal.

The Fund may invest in stripped mortgage-backed securities, which receive differing proportions of the interest and principal payments from the underlying assets, including interest-only (“IO”) and principal-only (“PO”) securities.  IO and PO mortgage-backed securities may be illiquid.  The market value of such securities generally is more sensitive to changes in prepayment and interest rates than is the case with traditional mortgage-backed securities, and in some cases such market value may be extremely volatile.

Mortgage- and asset-backed securities, other than as described above, or in which the payment streams on the underlying assets are allocated in a manner different than those described above may be issued in the future.  The Fund may invest in such mortgage- and asset-backed securities if such investment is otherwise consistent with its investment objective and policies and with the investment restrictions of the Fund.

If the Fund purchases mortgage- or asset-backed securities that are “subordinated” to other interests in the same mortgage pool, the Fund as a holder of those securities may only receive payments after the pool’s obligations to other investors have been satisfied.  An unexpectedly high rate of defaults on the mortgages held by a mortgage pool may substantially limit the pool’s ability to make payments of principal or interest to the Fund as a holder of such subordinated securities, reducing the values of those securities or in some cases rendering them worthless.  The risk of such defaults is generally higher in the case of mortgage pools that include so called “subprime” mortgages.  An unexpectedly high or low rate of prepayments on a pool’s underlying mortgages may have a similar effect on subordinated securities.  A mortgage pool may issue securities subject to various levels of subordination, and the risk of non-payment affects securities at each level, although the risk is greater in the case of more highly subordinated securities.

6.

Zero Coupon and Pay-in-Kind Bonds. Corporate debt securities and municipal obligations include so-called “zero coupon” bonds and “pay-in-kind” bonds. Zero coupon bonds do not make regular interest payments. Instead they are sold at a deep discount from their face value. The Fund will accrue income on such bonds for tax and accounting purposes, in accordance with applicable law. This income will be distributed to shareholders. Because no cash is received at the time such income is accrued, the Fund may be required to liquidate other portfolio securities to satisfy its distribution obligations. Because a zero coupon bond does not pay current income, its price can be very volatile when interest rates change. In calculating its dividend, the Fund takes into account as income a portion of the difference between a zero coupon bond’s purchase price and its face value.

Zero coupon bonds may be issued by municipalities, including states, territories and possessions of the United States, the District of Columbia and their political subdivisions, agencies, instrumentalities and authorities, as well as other qualifying issuers (including the U.S. Virgin Islands, Puerto Rico and Guam). The income from municipal securities typically is exempt from regular federal income tax and alternative minimum tax. Municipal securities are issued to obtain funds to construct, repair or improve various public facilities such as airports, bridges, highways, hospitals, housing, schools, streets and water and sewer works, to pay general operating expenses or to refinance outstanding debts. They also may be issued to finance various private activities, including the lending of funds to public or private institutions for construction of housing, educational or medical facilities or the financing of privately owned or operated facilities. In order to be tax-exempt, municipal securities must meet certain legal requirements. Failure to meet such requirements may cause the interest received and distributed by the Fund to shareholders to be taxable. Changes or proposed changes in federal tax laws may also cause the prices of municipal securities to fall.

The Federal Reserve creates STRIPS (Separate Trading of Registered Interest and Principal of Securities) by separating the coupon payments and the principal payment from an outstanding Treasury security and selling them as individual securities. A broker-dealer creates a derivative zero by depositing a Treasury security with a custodian for safekeeping and then selling the coupon payments and principal payment that will be generated by this security separately. Examples are Certificates of Accrual on Treasury Securities (CATs), Treasury Investment Growth Receipts (TIGRs) and generic Treasury Receipts (TRs). These derivative zero coupon obligations are not considered to be government securities unless they are part of the STRIPS program. Original issue zeros are zero coupon securities issued directly by the U.S. government, a government agency or by a corporation.

Pay-in-kind bonds allow the issuer, at its option, to make current interest payments on the bonds either in cash or in additional bonds. The value of zero coupon bonds and pay-in-kind bonds is subject to greater fluctuation in response to changes in market interest rates than bonds which make regular payments of interest. Both of these types of bonds allow an issuer to avoid the need to generate cash to meet current interest payments. Accordingly, such bonds may involve greater credit risks than bonds which make regular payment of interest. Even though zero coupon bonds and pay-in-kind bonds do not pay current interest in cash, the Fund is required to accrue interest income on such investments and to distribute such amounts at least annually to shareholders. Thus, the Fund could be required at times to liquidate other investments in order to satisfy its dividend requirements.

H.

Financial Service Industry Obligations. Financial service industry obligations include among others, the following:

1.

Certificates of Deposit. Certificates of deposit (CDs) are negotiable certificates evidencing the indebtedness of a commercial bank or a savings and loan association to repay funds deposited with it for a definite period of time (usually from 14 days to 1 year) at a stated or variable interest rate. However, the Fund may also invest in CDs that require a third party, such as a dealer or bank, to repurchase the CD for its face value upon demand. The Fund treats such CDs as short-term securities, even though their stated maturity may extend beyond one year.

2.

Time Deposits. Time deposits are non-negotiable deposits maintained in a banking institution or a savings and loan association for a specified period of time at a stated interest rate. Time deposits are considered to be illiquid prior to their maturity.

3.

Bankers’ Acceptances. Bankers’ acceptances are credit instruments evidencing the obligation of a bank to pay a draft which has been drawn on it by a customer, which instruments reflect the obligation both of the bank and of the drawer to pay the face amount of the instrument upon maturity.

I.

Repurchase Agreements. The Fund may invest in repurchase agreements fully collateralized by obligations issued by the U.S. government or by agencies of the U.S. government (“U.S. Government Obligations”). A repurchase agreement is a short term investment in which the purchaser (i.e., the Fund) acquires ownership of a U.S. Government Obligation (which may be of any maturity) and the seller agrees to repurchase the obligation at a future time at a set price, thereby determining the yield during the purchaser’s holding period (usually not more than 7 days from the date of purchase). The repurchase price exceeds the sale price, reflecting the Fund’s return on the transaction. This return is unrelated to the interest rate on the underlying security. Any repurchase transaction in which the Fund engages will require full collateralization of the seller’s obligation during the entire term of the repurchase agreement. In the event of a bankruptcy or other default of the seller, the Fund could experience both delays in liquidating the underlying security and losses in value. However, the Fund intends to enter into repurchase agreements only with the Trust’s custodian, other banks with assets of $1 billion or more and registered securities dealers determined by the Advisor to be creditworthy.

The Trust’s custodian will take possession of the Fund’s securities subject to repurchase agreements. The Advisor or custodian will monitor the value of the underlying security the day to ensure that the value of the security always equals or exceeds the repurchase price. Repurchase agreements are also subject to credit risks.

J.

 Foreign Securities.

The Fund may invest in foreign securities directly, or indirectly through depository receipts.  Investment in securities of foreign issuers (whether directly or through depository receipts) involves somewhat different investment risks from those affecting securities of domestic issuers.  In addition to credit and market risk, investments in foreign securities involve sovereign risk, which includes fluctuations in foreign exchange rates, future political and economic developments, and the possible imposition of exchange controls or other foreign governmental laws or restrictions.  In addition, with respect to certain countries, there is the possibility of expropriation of assets, confiscatory taxation, political or social instability or diplomatic developments that could adversely affect investments in those countries.  There may be less publicly available information about a foreign company than about a U.S. company, and accounting, auditing and financial reporting standards and requirements may not be comparable.  Securities of many foreign companies are less liquid and their prices more volatile than securities of comparable U.S. companies.  Transaction costs of investing in foreign securities markets are generally higher than in the U.S. and there is generally less governmental supervision and regulation of exchanges, brokers and issuers than there is in the U.S.  The Fund might have greater difficulty taking appropriate legal action in foreign courts. Dividend and interest income from foreign securities will generally be subject to withholding taxes by the country in which the issuer is located and may not be recoverable by the Fund or the investor.  There is no assurance that the Advisor will be able to anticipate or counter these potential events and their impacts on the Fund’s share price.  Certain foreign securities may be denominated in U.S. dollars and trade on domestic stock exchanges.  Where securities of foreign companies are denominated in foreign currencies, exchange rate fluctuations may reduce or eliminate gains or create losses.

K.

Emerging Markets Securities. The Fund, or underlying funds in which it invests, may invest in emerging markets.  Investing in emerging market securities imposes risks different from, or greater than, risks of investing in foreign developed countries.  These risks include: smaller market capitalization of securities markets, which may suffer periods of relative illiquidity; significant price volatility; restrictions on foreign investment; possible repatriation of investment income and capital. The currencies of emerging market countries may experience significant declines against the U.S. dollar, and devaluation may occur subsequent to investments in these currencies by the Fund.  Inflation and rapid fluctuations in inflation rates have had, and may continue to have, negative effects on the economies and securities markets of certain emerging market countries.

Additional risks of emerging markets securities may include: greater social, economic and political uncertainty and instability; more substantial governmental involvement in the economy; less governmental supervision and regulation; unavailability of currency hedging techniques; companies that are newly organized and small; differences in auditing and financial reporting standards, which may result in unavailability of material information about issuers; and less developed legal systems. In addition, emerging securities markets may have different clearance and settlement procedures, which may be unable to keep pace with the volume of securities transactions or otherwise make it difficult to engage in such transactions. Settlement problems may cause the Fund to miss attractive investment opportunities, hold a portion of its assets in cash pending investment, or be delayed in disposing of a portfolio security.  Such a delay could result in possible liability to a purchaser of the security.

L.

Options, Futures and Other Derivatives Risks.  General.  The Fund may use certain options (both traded on an exchange and over-the-counter (“OTC”)), futures contracts (sometimes referred to as “futures”) and options on futures contracts (collectively, “Derivative Instruments”) as a substitute for a comparable market position in the underlying security, to attempt to hedge or limit the exposure of the Fund’s position, to create a synthetic money market position, for certain tax-related purposes and to effect closing transactions.

The use of Derivative Instruments is subject to applicable regulations of the SEC, the several exchanges upon which they are traded and the Commodity Futures Trading Commission (the “CFTC”).  In addition, the Fund’s ability to use Derivative Instruments will be limited by tax considerations.  Pursuant to a claim for exemption filed with the National Futures Association on behalf of the Fund, the Fund is not deemed to be a commodity pool operator or a commodity pool under the Commodity Exchange Act and is not subject to registration or regulation as such under the Commodity Exchange Act.  In addition to the instruments, strategies and risks described below and in the Prospectus, the Fund’s Adviser may discover additional opportunities in connection with Derivative Instruments and other similar or related techniques.  These new opportunities may become available as the Adviser develops new techniques, as regulatory authorities broaden the range of permitted transactions and as new Derivative Instruments or other techniques are developed.  The Adviser may utilize these opportunities to the extent that they are consistent with the Fund’s investment objective and permitted by the Fund’s investment limitations and applicable regulatory authorities.  The Prospectus or this SAI will be supplemented to the extent that new products or techniques involve materially different risks than those described below or in the Prospectus.

Special Risks.  The use of Derivative Instruments involves special considerations and risks, certain of which are described below.  Risks pertaining to particular Derivative Instruments are described in the sections that follow.

(1)           Successful use of most Derivative Instruments depends upon the Adviser’s ability to predict movements of the overall securities markets, which requires different skills than predicting changes in the prices of individual securities.  The ordinary spreads between prices in the cash and futures markets, due to the differences in the natures of those markets, are subject to distortion.  Due to the possibility of distortion, a correct forecast of stock market trends by the Adviser may still not result in a successful transaction.  The Adviser may be incorrect in its expectations as to the extent of market movements or the time span within which the movements take place, which, thus, may result in the strategy being unsuccessful.

(2)           Options and futures prices can diverge from the prices of their underlying instruments.  Options and futures prices are affected by such factors as current and anticipated short-term interest rates, changes in volatility of the underlying instrument and the time remaining until expiration of the contract, which may not affect security prices the same way.  Imperfect or no correlation also may result from differing levels of demand in the options and futures markets and the securities markets, from structural differences in how options and futures and securities are traded, and from imposition of daily price fluctuation limits or trading halts.

(3)           As described below, the Fund might be required to maintain assets as “cover,” maintain segregated accounts or make margin payments when it takes positions in Derivative Instruments involving obligations to third parties (e.g., Financial Instruments other than purchased options).  If the Fund were unable to close out its positions in such Financial Instruments, it might be required to continue to maintain such assets or accounts or make such payments until the position expired or matured.  These requirements might impair the Fund’s ability to sell a portfolio security or make an investment when it would otherwise be favorable to do so or require that the Fund sell a portfolio security at a disadvantageous time.  The Fund’s ability to close out a position in a Derivative Instrument prior to expiration or maturity depends on the existence of a liquid secondary market or, in the absence of such a market, the ability and willingness of the other party to the transaction (the “counter-party”) to enter into a transaction closing out the position.  Therefore, there is no assurance that any position can be closed out at a time and price that is favorable to the Fund.

(4)   Losses may arise due to unanticipated market price movements, lack of a liquid secondary market for any particular instrument at a particular time or due to losses from premiums paid by the Fund on options transactions.

Cover.  Transactions using Derivative Instruments, other than purchased options, expose the Fund to an obligation to another party.  The Fund will not enter into any such transactions unless it owns either (1) an offsetting (“covered”) position in securities or other options or futures contracts or (2) cash and liquid assets with a value, marked-to-market daily, sufficient to cover its potential obligations to the extent not covered as provided in (1) above.  The Fund will comply with SEC guidelines regarding cover for these instruments and will, if the guidelines so require, set aside cash or liquid assets in an account with its custodian, Huntington National Bank.(the “Custodian”), or another approved custodian, in the prescribed amount as determined daily.

Assets used as cover or held in an account cannot be sold while the position in the corresponding Derivative Instrument is open, unless they are replaced with other appropriate assets.  As a result, the commitment of a large portion of the Fund’s assets to cover accounts could impede portfolio management or the Fund’s ability to meet redemption requests or other current obligations.

Options.  The value of an option position will reflect, among other things, the current market value of the underlying investment, the time remaining until expiration, the relationship of the exercise price to the market price of the underlying investment and general market conditions.  Options that expire unexercised have no value.  Options currently are traded on the Chicago Board Options Exchange (“CBOE”), the American Stock and Options Exchange (“AMEX”) and other exchanges, as well as the OTC markets.

By buying a call option on a security, the Fund has the right, in return for the premium paid, to buy the security underlying the option at the exercise price.  By writing (selling) a call option and receiving a premium, the Fund becomes obligated during the term of the option to deliver securities underlying the option at the exercise price if the option is exercised.  By buying a put option, the Fund has the right, in return for the premium, to sell the security underlying the option at the exercise price.  By writing a put option, the Fund becomes obligated during the term of the option to purchase the securities underlying the option at the exercise price.

Because options premiums paid or received by the Fund are small in relation to the market value of the investments underlying the options, buying and selling put and call options can be more speculative than investing directly in securities.

The Fund may effectively terminate its right or obligation under an option by entering into a closing transaction.  For example, the Fund may terminate its obligation under a call or put option that it had written by purchasing an identical call or put option. This is known as a closing purchase transaction.  Conversely, the Fund may terminate a position in a put or call option it had purchased by writing an identical put or call option. This is known as a closing sale transaction.  Closing transactions permit the Fund to realize profits or limit losses on an option position prior to its exercise or expiration.

Risks of Options on Securities.  Exchange-traded options in the United States are issued by a clearing organization affiliated with the exchange on which the option is listed that, in effect, guarantees completion of every exchange-traded option transaction.  In contrast, OTC options are contracts between the Fund and its counter-party (usually a securities dealer or a bank) with no clearing organization guarantee.  Thus, when the Fund purchases an OTC option, it relies on the counter-party from whom it purchased the option to make or take delivery of the underlying investment upon exercise of the option.  Failure by the counter-party to do so would result in the loss of any premium paid by the Fund as well as the loss of any expected benefit of the transaction.

The Fund’s ability to establish and close out positions in exchange-traded options depends on the existence of a liquid market.  However, there can be no assurance that such a market will exist at any particular time.  Closing transactions can be made for OTC options only by negotiating directly with the counter-party or by a transaction in the secondary market if any such market exists.  There can be no assurance that the Fund will in fact be able to close out an OTC option position at a favorable price prior to expiration.  In the event of insolvency of the counter-party, the Fund might be unable to close out an OTC option position at any time prior to its expiration.

If the Fund were unable to affect a closing transaction for an option it had purchased, it would have to exercise the option to realize any profit.  The inability to enter into a closing purchase transaction for a covered call option written by the Fund could cause material losses because the Fund would be unable to sell the investment used as cover for the written option until the option expires or is exercised.

Options on Indices.  An index fluctuates with changes in the market values of the securities included in the index.  Options on indices give the holder the right to receive an amount of cash upon exercise of the option.  Receipt of this cash amount will depend upon the closing level of the index upon which the option is based being greater than (in the case of a call) or less than (in the case of put) the exercise price of the option.  Some stock index options are based on a broad market index such as the S&P 500 Index, the NYSE Composite Index or the AMEX Major Market Index or on a narrower index such as the Philadelphia Stock Exchange Over-the-Counter Index.

The of the exchanges has established limitations governing the maximum number of call or put options on the same index that may be bought or written by a single investor, whether acting alone or in concert with others (regardless of whether such options are written on the same or different exchanges or are held or written on one or more accounts or through one or more brokers).  Under these limitations, option positions of all investment companies advised by the Adviser are combined for purposes of these limits.  Pursuant to these limitations, an exchange may order the liquidation of positions and may impose other sanctions or restrictions.  These position limits may restrict the number of listed options that the Fund may buy or sell.

Puts and calls on indices are similar to puts and calls on securities or futures contracts except that all settlements are in cash and gain or loss depends on changes in the index in question rather than on price movements in individual securities or futures contracts.  When the Fund writes a call on an index, it receives a premium and agrees that, prior to the expiration date, the purchaser of the call, upon exercise of the call, will receive from the Fund an amount of cash if the closing level of the index upon which the call is based is greater than the exercise price of the call.  The amount of cash is equal to the difference between the closing price of the index and the exercise price of the call times a specified multiple (“multiplier”), which determines the total value for the point of such difference.  When the Fund buys a call on an index, it pays a premium and has the same rights to such call as are indicated above.  When the Fund buys a put on an index, it pays a premium and has the right, prior to the expiration date, to require the seller of the put, upon the Fund’s exercise of the put, to deliver to the Fund an amount of cash if the closing level of the index upon which the put is based is less than the exercise price of the put, which amount of cash is determined by the multiplier, as described above for calls.  When the Fund writes a put on an index, it receives a premium and the purchaser of the put has the right, prior to the expiration date, to require the Fund to deliver to it an amount of cash equal to the difference between the closing level of the index and the exercise price times the multiplier if the closing level is less than the exercise price.

Risks of Options on Indices.  If the Fund has purchased an index option and exercises it before the closing index value for that day is available, it runs the risk that the level of the underlying index may subsequently change.  If such a change causes the exercised option to fall out-of-the-money, the Fund will be required to pay the difference between the closing index value and the exercise price of the option (times the applicable multiplier) to the assigned writer.

OTC Options.  Unlike exchange-traded options, which are standardized with respect to the underlying instrument, expiration date, contract size and strike price, the terms of OTC options (options not traded on exchanges) generally are established through negotiation with the other party to the option contract.  While this type of arrangement allows the Fund great flexibility to tailor the option to its needs, OTC options generally involve greater risk than exchange-traded options, which are guaranteed by the clearing organization of the exchanges where they are traded.

Futures Contracts and Options on Futures Contracts.  A futures contract obligates the seller to deliver (and the purchaser to take delivery of) the specified security on the expiration date of the contract.  An index futures contract obligates the seller to deliver (and the purchaser to take) an amount of cash equal to a specific dollar amount times the difference between the value of a specific index at the close of the last trading day of the contract and the price at which the agreement is made.  No physical delivery of the underlying securities in the index is made.

When the Fund writes an option on a futures contract, it becomes obligated, in return for the premium paid, to assume a position in the futures contract at a specified exercise price at any time during the term of the option.  If the Fund writes a call, it assumes a short futures position.  If it writes a put, it assumes a long futures position.  When the Fund purchases an option on a futures contract, it acquires the right in return for the premium it pays to assume a position in a futures contract (a long position if the option is a call and a short position if the option is a put).

Whether the Fund realizes a gain or loss from futures activities depends upon movements in the underlying security or index.  The extent of the Fund’s loss from an unhedged short position in futures contracts or from writing unhedged call options on futures contracts is potentially unlimited.  The Fund only purchases and sells futures contracts and options on futures contracts that are traded on a U.S. exchange or board of trade.

No price is paid upon entering into a futures contract.  Instead, at the inception of a futures contract the Fund is required to deposit “initial margin” in an amount generally equal to 10% or less of the contract value.  Margin also must be deposited when writing a call or put option on a futures contract, in accordance with applicable exchange rules.  Unlike margin in securities transactions, initial margin does not represent a borrowing, but rather is in the nature of a performance bond or good-faith deposit that is returned to the Fund at the termination of the transaction if all contractual obligations have been satisfied.  Under certain circumstances, such as periods of high volatility, the Fund may be required by an exchange to increase the level of its initial margin payment, and initial margin requirements might be increased generally in the future by regulatory action.

Subsequent “variation margin” payments are made to and from the futures commission merchant daily as the value of the futures position varies, a process known as “marking-to-market.”  Variation margin does not involve borrowing, but rather represents a daily settlement of the Fund’s obligations to or from a futures commission merchant.  When the Fund purchases an option on a futures contract, the premium paid plus transaction costs is all that is at risk.  In contrast, when the Fund purchases or sells a futures contract or writes a call or put option thereon, it is subject to daily variation margin calls that could be substantial in the event of adverse price movements.  If the Fund has insufficient cash to meet daily variation margin requirements, it might need to sell securities at a time when such sales are disadvantageous.

Purchasers and sellers of futures contracts and options on futures can enter into offsetting closing transactions, similar to closing transactions in options, by selling or purchasing, respectively, an instrument identical to the instrument purchased or sold.  Positions in futures and options on futures contracts may be closed only on an exchange or board of trade that provides a secondary market.  However, there can be no assurance that a liquid secondary market will exist for a particular contract at a particular time.  In such event, it may not be possible to close a futures contract or options position.

Under certain circumstances, futures exchanges may establish daily limits on the amount that the price of a futures contract or an option on a futures contract can vary from the previous day’s settlement price. Once that limit is reached, no trades may be made that day at a price beyond the limit.  Daily price limits do not limit potential losses because prices could move to the daily limit for several consecutive days with little or no trading, thereby preventing liquidation of unfavorable positions.

If the Fund were unable to liquidate a futures contract or an option on a futures position due to the absence of a liquid secondary market or the imposition of price limits, it could incur substantial losses.  The Fund would continue to be subject to market risk with respect to the position.  In addition, except in the case of purchased options, the Fund would continue to be required to make daily variation margin payments and might be required to maintain cash or liquid assets in an account.

Risks of Futures Contracts and Options Thereon.  The ordinary spreads between prices in the cash and futures markets (including the options on futures markets), due to differences in the natures of those markets, are subject to the following factors, which may create distortions.  First, all participants in the futures market are subject to margin deposit and maintenance requirements.  Rather than meeting additional margin deposit requirements, investors may close futures contracts through offsetting transactions, which could distort the normal relationships between the cash and futures markets.  Second, the liquidity of the futures market depends on participants entering into offsetting transactions rather than making or taking delivery.  To the extent participants decide to make or take delivery, liquidity in the futures market could be reduced, thus producing distortion.  Third, from the point of view of speculators, the deposit requirements in the futures market are less onerous than margin requirements in the securities market.  Therefore, increased participation by speculators in the futures market may cause temporary price distortions.

Combined Positions.  The Fund may purchase and write options in combination with the other.  For example, the Fund may purchase a put option and write a call option on the same underlying instrument, in order to construct a combined position whose risk and return characteristics are similar to selling a futures contract.  Another possible combined position would involve writing a call option at one strike price and buying a call option at a lower price, in order to reduce the risk of the written call option in the event of a substantial price increase.  Because combined options positions involve multiple trades, they result in higher transaction costs and may be more difficult to open and close out.

M.

Rights and Warrants.  Each Fund may invest in rights and warrants pursuant to its investment strategies. Warrants are in effect longer-term call options. They give the holder the right to purchase a given number of shares of a particular company at specified prices within certain periods of time. Rights are similar to warrants except that they have a substantially shorter term. The purchaser of a warrant expects that the market price of the security will exceed the purchase price of the warrant plus the exercise price of the warrant, thus giving him a profit. Of course, since the market price may never exceed the exercise price before the expiration date of the warrant, the purchaser of the warrant risks the loss of the entire purchase price of the warrant. Warrants generally trade in the open market and may be sold rather than exercised.

Warrants are sometimes sold in unit form with other securities of an issuer. Units of warrants and common stock may be employed in financing young, unseasoned companies. The purchase price of a warrant varies with the exercise price of the warrant, the current market value of the underlying security, the life of the warrant and various other investment factors. Rights and warrants may be considered more speculative and less liquid than certain other types of investments in that they do not entitle a holder to dividends or voting rights with respect to the underlying securities nor do they represent any rights in the assets of the issuing company and may lack a secondary market.

Comment 20

Investment Limitations

These sections have been revised to provide for the reference to multiple funds

Comment #20

With respect to “Fundamental Restriction” #7 entitled “Concentration”, the phrase “or group of industries” was included in the disclosure.

Comment #21

With respect to “Fundamental Restriction” #8 entitled “Diversification”, previously disclosure was added to clarify that this restriction does not apply to the Archer Stock Fund as it is a non-diversified Fund.  The Archer Stock Fund will be diversified.

Comment #22

Form N1-A, Item 17 disclosure has been revised.

Thank you for your kind attention to this matter.  Should you have any additional questions or comments, please contact me.

Very truly yours,

/s/ C. Richard Ropka, Esq.

C. Richard Ropka, Esq.

CRR/ks